MANAGEMENT DISCUSSION & ANALYSIS

June 30, 2019

August 2, 2019

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements of Oncolytics Biotech® Inc. as at and for the three and six months ended June 30, 2019 and 2018, and and should also be read in conjunction with the audited consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contained in our annual report for the year ended December 31, 2018. The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS").

FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and under applicable Canadian provincial securities legislation. Forward-looking statements, including our belief as to the potential of pelareorep, an intravenously delivered immuno-oncolytic virus, as a cancer therapeutic and our expectations as to the success of our research and development, clinical and manufacturing programs in 2019 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements.
Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize pelareorep, uncertainties related to the research, development and manufacturing of pelareorep, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment.
With respect to the forward-looking statements made within this MD&A, we have made numerous assumptions regarding among other things: our ability to obtain financing to fund our clinical development plan, our ability to receive regulatory approval to commence enrollment in the clinical studies which are part of our clinical development plan, our ability to maintain our supply of pelareorep and future expense levels being within our current expectations.
Investors should consult our quarterly and annual filings with the Canadian and US securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward-looking statements are based on assumptions, projections, estimates and expectations of management at the time such forward-looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. We do not undertake to update these forward-looking statements except as required by applicable law.
Pelareorep Development Update For 2019

Oncolytics Biotech Inc. is a Development Stage Company

Since our inception in April of 1998, Oncolytics Biotech Inc. has been a development stage company. We have focused our research and development efforts on the development of pelareorep, an intravenously delivered immuno-oncolytic virus (IOV) with the potential to treat a variety of cancers. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, and unless, pelareorep becomes commercially viable.
Our goal each year is to advance pelareorep through the various steps and stages of development required for potential pharmaceutical products. In order to achieve this goal, we believe that we have to actively manage the development of our clinical trial program, our non-clinical and collaborative programs, our manufacturing process and pelareorep supply, and our intellectual property.

Clinical Trial Program

Our clinical development plan, based on drug combinations that can potentially boost each response of pelareorep's mechanism of action, has two main objectives:

•
The primary objective is to obtain regulatory approval as quickly as possible and is based on our compelling metastatic breast cancer survival data presented at the 2017 AACR Annual Meeting. Using these survival data as the basis for our registration program, we may advance pelareorep directly into a phase 3 trial under a 2018 agreement with the United States Food and Drug Administration (FDA) under a Special Protocol Assessment (SPA). In an effort to increase the likelihood of success in the planned phase 3 program, we first have undertaken studies to define a biomarker that may allow us to more cost-effectively and more quickly enroll patients into the phase 3 trials and to populate the study with patients more likely to respond to therapy.

•
The second objective is to expand the commercial potential of pelareorep by testing its capacity to boost the effectiveness of valuable new treatments, including immunotherapies like checkpoint blockade.

Second Quarter 2019 Developments

Clinical studies aiding registration program

Collaboration with Merck KGaA, Darmstadt, Germany, and Pfizer Inc.: BRACELET-1 study
In June 2019, we entered into an agreement with Merck KGaA, Darmstadt, Germany and Pfizer Inc. to co-develop pelareorep in combination with paclitaxel and avelumab, a human anti-PD-L1 antibody, for the treatment of hormone-receptor positive, human epidermal growth factor 2-negative (HR+ / HER2-) mBC. The cost of this phase 2 clinical trial will be shared equally between Oncolytics and Pfizer. The study, known as BRACELET-1 (BReast cAnCEr with the Oncolytic Reovirus PeLareorEp in CombinaTion with anti-PD-L1 and Paclitaxel), is an open label study that will enroll 45 patients into three cohorts with 15 patients per cohort: paclitaxel alone, paclitaxel in combination with pelareorep and paclitaxel in combination with both pelareorep and avelumab. The study will examine the expression of immune-related biomarkers to identify changes in T cell clonality between pre-treatment and on-therapy biopsies to confirm our previously identified biomarker and is designed to assess efficacy in terms of overall response rate at week 16 per RECIST 1.1 and iRECIST. The safety of the combination will also be evaluated. Similar to the AWARE-1 study (see below), the results of this study may provide an opportunity to add an arm to our proposed phase 3 study that includes a checkpoint inhibitor in addition to the chemotherapy-virus combination. Furthermore, the results of the BRACELET-1 study will provide important confirmatory data in the same patient population where we presented compelling metastatic breast cancer survival data at the 2017 AACR Annual Meeting. These endpoints, including the biomarker data, are expected to further de-risk our planned phase 3 registration study, permitting for a smaller study with a higher likelihood of clinical success.

Collaboration with SOLTI: AWARE-1 study
In September 2018, we announced a collaboration with SOLTI, an academic research group dedicated to clinical and translational research in breast cancer. This clinical collaboration, AWARE-1, is a window of opportunity study in the neoadjuvant setting for breast cancer using pelareorep in combination with F. Hoffmann-La Roche (Roche)'s anti-PD-L1 checkpoint inhibitor, atezolizumab (Tecentriq®), which we are utilizing under our Master Clinical Supply Agreement with Roche. The study plans to enroll 38 patients. Data generated from this study is intended to confirm that the virus is acting as a novel immunotherapy in breast cancer and to confirm biomarker data for breast cancer. The primary objective of this study is to supplement the existing randomized phase 2 results by providing key biomarker data points to enhance our probability of success in the phase 3 registration study. The results of this study may also provide an opportunity to add an arm to our proposed phase 3 study that includes a checkpoint inhibitor in addition to the chemotherapy-virus combination. In February 2019, we received approval for AWARE-1 from the Spanish Agency for Medicine and Health Products.

During the second quarter of 2019, we announced that the first patient was treated. We expect to announce interim data from the study in the second half of 2019.

Additional checkpoint inhibitor combinations

Pancreatic cancer study combining pelareorep and Keytruda®
In 2018, we announced the first patient had been treated in our investigator sponsored study (IST) supported by Merck Inc. (Merck), Northwestern University along with Oncolytics. This study, an extension of our phase 1 study (REO 024), will investigate pelareorep in combination with Merck’s anti-PD1 checkpoint inhibitor Keytruda®, to treat second line pancreatic cancer patients. The study plans to enroll approximately 40 patients.

During the second quarter of 2019, we continued patient enrollment and treatment.

Multiple myeloma study combining pelareorep and Opdivo®
In 2018, we announced that the first patient had been treated in our IST with Emory University and the University of Utah investigating the combination of pelareorep and Bristol-Myers Squibb's anti-PD1 checkpoint inhibitor Opdivo® in 40 - 50 relapsed or refractory myeloma patients.

During the second quarter of 2019, we continued patient enrollment and treatment.

Non-clinical/Research collaborations

In April 2019, the following presentation was made describing analysis of patient samples from REO 024:

Title	Presenter	Location	Description/Conclusion
Exploratory analysis of T cell repertoire dynamics upon systemic treatment with the oncolytic virus pelareorep in combination with pembrolizumab and chemotherapy in patients with advanced pancreatic adenocarcinoma
	Grey Wilkinson, PhD, Translational Scientist, Oncolytics Biotech Inc.	American Association for Cancer Research (AACR) Annual Meeting 2019, Atlanta, Georgia
Data presented in the poster demonstrated:
–
Patients treated with pelareorep in combination with chemotherapy and pembrolizumab showed changes in their T cell repertories with high turnover and significant expansion during treatment;
–
These post-treatment expanded T cell populations, are "new" clones not present at baseline, suggesting effective priming of the immune system;
–
Higher T cell clonality at baseline correlates with longer progression free survival (HR=0.05, p=0.01) and overall survival (HR=0.12, p=0.01) demonstrating the predictive value of the assay;
–
Enhanced T cell clonality after the first cycle of treatment correlates with improved overall survival (HR=0.08, p=0.01) and serves as an on-treatment prognostic biomarker;
–
Early expanded T cell clones, detected at day 8 of treatment (prior to pembrolizumab), most strongly correlate with survival time which suggests that early versus late clonal expansion may be elicited by pelareorep treatment; and
–
T cell clonality has significant potential as a predictive and prognostic on-treatment biomarker to pelareorep therapy.

In May 2019, the following abstract was published highlighting additional immune-based biomarker data used to help predict patient response to pelareorep in combination with checkpoint inhibitor therapy:

Title	Author	Location	Description/Conclusion
Prediction of response to pelareorep plus pembrolizumab in pancreatic ductal adenocarcinoma (PDAC)	Dr. Christos Fountzilas, Assistant Professor, Dept. of Medicine - GI Medical Oncology, Roswell Park Comprehensive Cancer Center	American Society of Clinical Oncology (ASCO) 2019 Annual Meeting
Key data and conclusions demonstrated:
–
Clonal T cell diversity was expanded during therapy, broadening the potential repertoire of T cells that can target tumor cells;
–
~30% of expanded clones at day eight of pelareorep therapy were durable after one cycle of treatment suggesting a refinement of T cell clones that target the best tumor cell antigens;
–
Gene expression analysis in peripheral blood mononuclear cells (PBMCs) helps to validate the changes in T cell diversity, where responding patients had higher levels of pro-inflammatory cytokines expressed by activated T cells, compared to non-responders. Importantly, there was a statistically significant upregulation of genes that aid in the recruitment and activation of T cells including IL17F, CCL7, and ICOS (raw p < 0.05); and
–
Gene expression analysis in PBMCs may serve as a separate and independent biomarker, and helps to corroborate our previously published blood-based T cell clonality biomarker for pelareorep therapy.

Post Q2 2019 Development

In July 2019, we announced preliminary AWARE-1 trial data demonstrating viral replication and promotion of inflammation following systemic administration of pelareorep when combined with Tecentriq®. Early data suggest a correlation between T cell clonality and viral replication with highly infected tumors. We have also received favorable recommendation from the Steering Committee to advance into the next phase of the AWARE-1 study.

Manufacturing and Process Development

During the second quarter of 2019, as we continued our production of 100-litre cGMP batches, we supplied our clinical development program with previously filled product from our existing stock of pelareorep, labeled for the applicable usage. As well, we continued our activities to develop clinical and commercial production capabilities to fill pelareorep into vials, the next step in the process validation master plan. Process validation is required to ensure that the resulting product meets required specifications and quality standards and will form part of the Company’s submission to regulators, including the FDA, for product approval.

Intellectual Property

At the end of the second quarter of 2019, we had been issued over 398 patents including 48 US and 21 Canadian patents as well as issuances in other jurisdictions. We have an extensive patent portfolio covering the oncolytic reovirus that we use in our clinical trial program including a composition of matter patent that expires in 2028. Our patent portfolio also includes methods for treating proliferative disorders using modified adenovirus, HSV, parapoxvirus and vaccinia virus.

Financing Activity

U.S. "at-the-market" equity distribution agreement
During the three month period ending June 30, 2019, we sold 1,300,245 common shares for gross proceeds of US$2,448,925. We incurred share issue costs of $116,663.

Financial Impact

We estimated at the beginning of the first quarter of 2019 that our cash requirements to fund our operations for the year will be between $19 - $23 million. We now expect our cash requirement for 2019 to be between $19 - $20 million, depending on our ultimate clinical program. Our cash usage for the six month period ending June 30, 2019 was $8,134,269 for operating activities and $9,660 for the acquisition of property and equipment. Our net loss for the period was $10,192,602.

Cash Resources

We exited the second quarter of 2019 with cash and cash equivalents totaling $12,275,766 (see “Liquidity and Capital Resources”).

Pelareorep Development for the Remainder of 2019

Our planned 2019 development activity for pelareorep focuses on our clinical development plan along with our manufacturing and intellectual property programs. Our 2019 clinical objective is to incorporate our immuno-oncology combination strategy that includes checkpoint inhibitors and confirming the existence of a biomarker as we finalize our registration strategy and clinical protocol in preparation for a phase 3 clinical study in mBC. We expect to commence clinical trial site selection and initiation activities and first patient enrollment in our multiple myeloma study combining pelareorep with Keytruda®, Velcade® and dexamethasone. We will continue enrollment in our AWARE-1, REO 024 extension and Opdivo® combination studies. With respect to BRACELET-1, we expect to select a principal investigator, complete regulatory filings and commence clinical trial site selection and initiation activities in anticipation of first patient enrollment by the first quarter of 2020. Our expectation is that these combination studies will assist us in refining our phase 3 protocol for mBC and may also support further development around the innate and adaptive immunity components of the mechanism of action.

Our 2019 manufacturing program includes preparation for continued production of 100-litre cGMP batches along with the related analytical testing and product filling, as well as labeling, packaging and shipping of pelareorep to our various clinical sites for ongoing and upcoming activities. These actions also contribute to progression through our process validation master plan. Finally, our intellectual property program includes filings for additional patents along with monitoring activities required to protect our patent portfolio.

We currently estimate the cash requirements to fund our operations for 2019 will be approximately $19 - $20 million, but will depend on our ultimate clinical program (see “Liquidity and Capital Resources”).

Second Quarter Results of Operations
(for the three months ended June 30, 2019 and 2018)

Net loss for the three month period ended June 30, 2019 was $5,253,851 compared to $4,211,439 for the three month period ended June 30, 2018.

Research and Development Expenses (“R&D”)

	2019 $	2018 $
Clinical trial expenses	443,874	813,555
Manufacturing and related process development expenses	2,020,630	441,066
Intellectual property expenses	136,459	183,712
Research collaboration expenses	35,857	37,681
Other R&D expenses	673,980	699,425
Foreign exchange gain	99,040	(159,573)
Share based payments	99,108	29,551
Research and development expenses	3,508,948	2,045,417

Clinical Trial Expenses

	2019 $	2018 $
Clinical trial expenses	443,874	813,555

Our clinical trial expenses for the second quarter of 2019 were $443,874 compared to $813,555 for the second quarter of 2018. Our clinical trial program activities related primarily to the preparation and development of our breast cancer registration study. In the second quarter of 2019, these costs included patient enrollment and treatment for our AWARE-1 study, costs to complete our supporting regulatory documents and key opinion leader activities. In the second quarter of 2018, these costs included phase 3 startup activities and activities related to obtaining the Special Protocol Assessment from the FDA.

In the second quarters of 2019 and 2018, in addition to activities related to our breast cancer program, we also incurred close out costs related to our fully enrolled legacy clinical trials and costs related to patient enrollment and/or treatment in our checkpoint inhibitor pancreatic cancer study investigating Keytruda® in combination with pelareorep.

Manufacturing & Related Process Development Expenses (“M&P”)

	2019 $	2018 $
Product manufacturing expenses	1,975,391	384,609
Process development expenses	45,239	56,457
Manufacturing and related process development expenses	2,020,630	441,066

Our M&P expenses for the second quarter of 2019 were $2,020,630 compared to $441,066 for the second quarter of 2018. During the second quarter of 2019, our product manufacturing costs primarily related to an engineering production run and shipping and storage costs of our bulk and vialed product. During the second quarter of 2018, our product manufacturing costs included shipping and storage costs of our bulk and vialed product along with startup costs for a product fill required to support our clinical development plan.

Our process development expenses for the second quarter of 2019 focused on analytical development and for the second quarter of 2018 focused on analytic development and stability studies.

Intellectual Property Expenses

	2019 $	2018 $
Intellectual property expenses	136,459	183,712

Our intellectual property expenses for the second quarter of 2019 were $136,459 compared to $183,712 for the second quarter of 2018. The change in intellectual property expenditures reflects the timing of filing costs associated with our patent base. At the end of the second quarter of 2019, we had been issued over 398 patents including 48 US and 21 Canadian patents, as well as issuances in other jurisdictions.

Research Collaboration Expenses

	2019 $	2018 $
Research collaboration expenses	35,857	37,681

Our research collaboration expenses were $35,857 for the second quarter of 2019 compared to $37,681 for the second quarter of 2018. Our research collaborations during the second quarter of 2019 and 2018 included studies investigating the interaction of the immune system and pelareorep. Our research collaborations during the second quarter of 2018 also included biomarker studies.

Other Research and Development Expenses

	2019 $	2018 $
R&D salaries and benefits	606,466	640,710
Other R&D expenses	67,514	58,715
Other Research and Development expenses	673,980	699,425

Our Other Research and Development expenses were $673,980 for the second quarter of 2019 compared to $699,425 for the second quarter of 2018. The change in our R&D salaries and benefits was mainly due to the timing of filling open positions in our U.S. office. Our Other R&D in the second quarter of 2019 expenses remained consistent with the second quarter of 2018.

Foreign Exchange Loss (Gain)

	2019 $	2018 $
Foreign exchange loss (gain)	99,040	(159,573)

Our foreign exchange loss was $99,040 for the second quarter of 2019 compared to a gain of $159,573 for the second quarter of 2018. The foreign exchange loss incurred in the second quarter of 2019 was primarily due to unrealized translation loss on U.S dollar denominated cash balances, partly offset by unrealized translation gain on U.S. denominated accounts payable. The foreign exchange gain incurred in the second quarter of 2018 was primarily due to the fluctuation in the U.S. dollar exchange rate on the translation of U.S. currency received from our June 2018 public offering and the settlement of our contract receivable.

Share Based Payments

	2019 $	2018 $
Share based payments	99,108	29,551

Non-cash share based payment expenses for the second quarter of 2019 were $99,108 compared to $29,551 for the second quarter of 2018. We incurred share based payment expenses associated with the vesting of granted options and share awards to officers and employees. In the second quarter of 2018, we also recognized a recovery of share based payment expenses due to the departure of the former Chief Medical Officer and the forfeiture of unvested share awards and options.

Operating Expenses

	2019 $	2018 $
Public company related expenses	798,605	777,321
Office expenses	724,304	712,814
Depreciation - property and equipment	25,369	21,126
Depreciation - right-of-use assets	90,906	—
Share based payments	161,076	127,541
Operating expenses	1,800,260	1,638,802

Our operating expenses for the second quarter of 2019 were $1,800,260 compared to $1,638,802 for the second quarter of 2018. Public company related expenses include costs associated with investor relations, business development and financial advisory activities, legal and accounting fees, corporate insurance, director fees and transfer agent and other fees relating to our Canadian and U.S. stock listings. Our public company related expenses were $798,605 for the second quarter of 2019 compared to $777,321 for the second quarter of 2018. The change in our public company related expenses in the second quarter of 2019 was due to an increase in investor relations and business development activities, and an increase in insurance premiums, partly offset by lower professional fees.

Office expenses include compensation costs (excluding share based payments), rent related to short term leases and other office related costs. During the second quarter of 2019, our office expenses were $724,304 compared to $712,814 for the second quarter of 2018. The change was primarily due to a change in salary levels, partly offset by a reduction in office rent expense following the adoption of IFRS 16 with an increase in depreciation of the newly created right-of-use assets (see Note 3 of our interim consolidated financial statements).

Non-cash share based payment expenses in the second quarter of 2019 were $161,076 compared to $127,541 in the second quarter of 2018. We incurred share based payment expenses associated with the vesting of granted options and share awards to officers, employees and non-employee directors.

Results of Operations
(for the six month period ending June 30, 2019 and 2018)

Net loss for the six month period ending June 30, 2019 was $10,192,602 compared to $8,882,113 for the six month period ending June 30, 2018.

Research and Development Expenses (“R&D”)

	2019 $	2018 $
Clinical trial expenses	1,271,052	1,846,300
Manufacturing and related process development expenses	2,940,735	858,769
Intellectual property expenditures	605,832	590,227
Research collaboration expenses	70,833	227,728
Other R&D expenses	1,349,759	1,411,276
Foreign exchange gain	244,058	(284,501)
Share based payments	223,599	330,509
Research and development expenses	6,705,868	4,980,308

Clinical Trial Program

	2019 $	2018 $
Clinical trial expenses	1,271,052	1,846,300

Our clinical trial expenses were $1,271,052 for the six month period ending June 30, 2019 compared to $1,846,300 for the six month period ending June 30, 2018. Our clinical trial activities related primarily to the preparation and development of our breast cancer registration program. During the six month period ending June 30, 2019, these costs included startup activities and patient enrollment and treatment for our AWARE-1 study as well as costs to complete our supporting regulatory documents and key opinion leader activities. During the six month period ending June 30, 2018, these costs included phase 3 startup activities and activities related to obtaining the Special Protocol Assessment from the FDA.

During the six month period ending June 30, 2019 and June 30, 2018, in addition to activities related to our breast cancer program, we also incurred close out costs related to our fully enrolled legacy clinical trials and patient enrollment and/or treatment in our checkpoint inhibitor pancreatic cancer study investigating Keytruda® in combination with pelareorep.

We still expect our clinical trial expenses to increase in 2019 compared to 2018. For the remainder of 2019, we expect to generate clinical data with checkpoint inhibitors, confirm the existence of a biomarker and commence study initiation activities related to BRACELET-1.

Manufacturing & Related Process Development (“M&P”)

	2019 $	2018 $
Product manufacturing expenses	2,828,834	637,312
Process development expenses	111,901	221,457
Manufacturing and related process development expenses	2,940,735	858,769

Our M&P expenses for the six month period ending June 30, 2019 were $2,940,735 compared to $858,769 for the six month period ending June 30, 2018. During the six month period ending June 30, 2019, our product manufacturing costs primarily related to the completion of training and engineering production runs as well as shipping and storage costs of our bulk and vialed product. During the six month period ending June 30, 2018, our product manufacturing costs included shipping and storage costs of our bulk and vialed product along with startup costs for a product fill required to support our clinical development plan.

Our process development expenses for the six month period ending June 30, 2019 were $111,901 compared to $221,457 for the six month period ending June 30, 2018. During the six month period ending June 30, 2019, our process development activities focused on analytic development studies. During the six month period ending June 30, 2018, our activities focused on analytic development and stability studies.

We still expect our M&P expenses for 2019 to increase compared to 2018. In 2019, we expect to fill, label and store sufficient product as well as continue to perform analytical development and other non-clinical projects to support our clinical development program and other collaborative requirements.

Intellectual Property Expenses

	2019 $	2018 $
Intellectual property expenses	605,832	590,227

Our intellectual property expenses for the six month period ending June 30, 2019 were $605,832 compared to $590,227 for the six month period ending June 30, 2018. The change in intellectual property expenditures reflects the timing of filing costs associated with our patent base. At the end of the first half of 2019, we had been issued over 398 patents including 48 U.S. and 21 Canadian patents, as well as issuances in other jurisdictions.

We still expect that our intellectual property expenses will remain consistent in 2019 compared to 2018.

Research Collaborations

	2019 $	2018 $
Research collaborations	70,833	227,728

Our research collaboration expenses for the six month period ending June 30, 2019 were $70,833 compared to $227,728 for the six month period ending June 30, 2018. During the six month periods ending June 30, 2019 and 2018, our research collaborations included studies investigating the interaction of the immune system and pelareorep. Our research collaborations during the six month period ending June 30, 2018 also included biomarker studies.

We still expect that our research collaborations will remain consistent in 2019 compared to 2018. We expect to complete our ongoing collaborative program carried over from 2018 and will continue to be selective in the types of new collaborations we enter into in 2019.

Other Research and Development Expenses

	2019 $	2018 $
R&D salaries and benefits	1,239,024	1,300,870
Other R&D expenses	110,735	110,406
Other Research and Development expenses	1,349,759	1,411,276

Our Other Research and Development expenses for the six month period ending June 30, 2019 were $1,349,759 compared to $1,411,276 for the six month period ending June 30, 2018. The change in our R&D salaries and benefits was mainly due to the timing of filling open positions in our U.S. office. Our Other R&D expenses for six month period ending June 30, 2019 remained consistent with the six month period ending June 30, 2018.

We still expect our Other R&D expenses will remain consistent in 2019 compared to 2018.

Foreign Exchange Loss (Gain)

	2019 $	2018 $
Foreign exchange loss (gain)	244,058	(284,501)

Our foreign exchange loss for the six month period ending June 30, 2019 was $244,058 compared to a gain of $284,501 for the six month period ending June 30, 2018. The foreign exchange loss incurred during the six month period ending June 30, 2019 was primarily due to unrealized translation loss on U.S dollar denominated cash balances, partly offset by unrealized translation gain on U.S. denominated accounts payable. The foreign exchange gain incurred during the six month period ending June 30, 2018 was primarily due to the fluctuation in the U.S. dollar exchange rate on the translation of U.S. currency received from our June 2018 public offering and the settlement of our contract receivable.

Share Based Payments

	2019 $	2018 $
Share based payments	223,599	330,509

During the six month period ending June 30, 2019, our non-cash share based payment expenses were $223,599 compared to $330,509 for the six month period ending June 30, 2018. We incurred share based payment expenses associated with the vesting of granted options and share awards to officers and employees. In the second quarter of 2018, we also recognized a recovery of share based payment expenses due to the departure of the former Chief Medical Officer and the forfeiture of unvested share awards and options.

Operating Expenses

	2019 $	2018 $
Public company related expenses	1,565,925	1,584,580
Office expenses	1,433,253	1,410,090
Depreciation - property and equipment	73,707	40,984
Depreciation - right-of-use assets	181,679	—
Share based payments	337,508	365,701
Operating expenses	3,592,072	3,401,355

Our operating expenses for the six month period ending June 30, 2019 were $3,592,072 compared to $3,401,355 for the six month period ending June 30, 2018. Public company related expenses include costs associated with investor relations, business development and financial advisory activities, legal and accounting fees, corporate insurance, director fees and transfer agent and other fees relating to our U.S. and Canadian stock listings. During the six month period ending June 30, 2019, our public company related expenses were $1,565,925 compared to $1,584,580 for the six month period ending June 30, 2018. The change was due to lower professional fees, including legal fees and costs related to the special meeting of shareholders held in February 2018, partly offset by increased investor relations and business development activities as well as increased insurance premium.

Office expenses include compensation costs (excluding share based payments), rent related to short term leases, and other office related costs. During the six month period ending June 30, 2019, we incurred office expenses of $1,433,253 compared to $1,410,090 during the six month period ending June 30, 2018. The change was due to a change in salary levels and an increase in our U.S. headcount, partly offset by a reduction in office rent expense following the adoption of IFRS 16 with an increase in depreciation of the newly created right-of-use assets (see Note 3 of our interim consolidated financial statements).

During the six month period ending June 30, 2019, our non-cash share based payment expenses were $337,508 compared to $365,701 for the six month period ending June 30, 2018. We incurred share based payment expenses associated with the vesting of granted options and share awards to officers, employees and non-employee directors.

We now expect our operating expenses to increase in 2019 compared to 2018. We expect to continue to grow our investor relations and business development activities and to continue to invest in our U.S. operations in support of our clinical development program. This increase is expected to be partly offset by a reduction in office rent expense following the adoption of IFRS 16 with an increase in depreciation of the newly created right-of-use assets (see Note 3 of our interim consolidated financial statements).

Commitments

As at June 30, 2019, we are committed to payments totaling approximately $4,562,437 for activities related to our clinical trial, manufacturing and collaboration programs which are expected to occur over the next year. All of these committed payments are considered to be part of our normal course of business.

Summary of Quarterly Results

	2019		2018				2017
	June	Mar	Dec	Sept	June	Mar	Dec	Sept
Revenue	—	—	—	—	—	—	—	—
Net loss(1)	5,254	4,939	4,819	3,336	4,211	4,671	4,746	3,004
Basic and diluted loss per common share(1)	$0.26	$0.27	$0.28	$0.20	$0.27	$0.31	$0.32	$0.20
Total assets(2)	15,302	16,461	14,865	18,150	20,693	14,127	18,150	14,848
Total cash(2)	12,276	14,214	13,700	16,214	18,741	7,745	11,836	14,034
Total long-term debt	—	—	—	—	—	—	—	—
Cash dividends declared(3)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
.

(1)
The calculation of basic and diluted loss per common share for all periods has been adjusted retrospectively for the share consolidation on May 22, 2018. Included in net loss and loss per common share between June 2019 and July 2017 are quarterly share based payment expenses of $260,184, $300,923, $483,016, $236,607, $157,092, $539,118, $140,659 and $148,447, respectively.

(2)	We issued 2,934,201 common shares for net cash proceeds of 7.3 million in 2019 (2018 - 2,472,909 common shares for net cash proceeds of $13.3 million).

(3)	We have not declared or paid any dividends since incorporation.

Liquidity and Capital Resources

Share Consolidation
On May 22, 2018, we completed the consolidation of our common shares on the basis of 9.5 pre-consolidation common shares for each one post-consolidation common share. Fractional interests were rounded down to the nearest whole number of common shares. Outstanding stock options, restricted share units and performance share units were similarly adjusted by the consolidation ratio. Outstanding warrants were adjusted such that, following the Share Consolidation, 9.5 warrants issued in 2017 will entitle the holder to purchase one whole common share until June 1, 2022.

2019 Financing Activities

Common Stock Purchase Agreement
During the six month period ending June 30, 2019, we sold 1,379,024 common shares for gross proceeds of US$2,663,768 and issued 11,348 commitment shares. The commitment shares have been valued at fair value of US$21,998 and have been recorded as share issue costs in addition to cash share issue costs of $3,757.

U.S. "at-the-market" equity distribution agreement
During the six month period ending June 30, 2019, we sold 1,543,829 common shares for gross proceeds of US$2,984,586. We incurred share issue costs of $154,697.

2018 Financing Activities

Listing on the Nasdaq Capital Market
On June 1, 2018, we announced that our common shares were approved for listing and commenced trading on the Nasdaq Capital Market.

Public offering
On June 5, 2018, we closed a public offering whereby we sold 1,532,278 post-consolidation common shares at a purchase price of US$5.83 per share for gross proceeds of US$8,933,181. We incurred share issue costs of $1,418,356.

Canadian "At-the-Market" equity distribution agreement
During the six month period ending June 30, 2018, we sold 519,500 pre-consolidation common shares (approximately 54,684 post-consolidation common shares) for net proceeds of $520,315.

Options
During the second quarter of 2018, we received cash proceeds of $23,910 with respect to the exercise of 71,000 pre-consolidation options (approximately 7,473 post-consolidation options) by a former employee.

Warrants
During the second quarter of 2018, we received cash proceeds of $1,417 with respect to the exercise of 1,500 warrants.

Liquidity

As at June 30, 2019, we had cash and cash equivalents and working capital positions as follows:

	June 30, 2019 $	December 31, 2018 $
Cash and cash equivalents	12,275,766	13,699,881
Working capital position	9,877,170	11,637,942

We do not have any debt other than trade accounts payable and lease liabilities, and we have potential contingent obligations relating to the completion of our research and development of pelareorep.

In managing our capital, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review and approval by our Board. The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities. The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity.  Budget to actual variances are prepared and reviewed by management and are presented quarterly to the Board.

Historically, funding for our plan is primarily managed through the issuance of additional common shares and common share purchase warrants that upon exercise are converted to common shares. Management regularly monitors the capital markets attempting to balance the timing of issuing additional equity with our progress through our clinical trial program, general market conditions, and the availability of capital. There are no assurances that funds will be made available to us when required.

On May 4, 2018, we renewed our short form base shelf prospectus (the "Base Shelf") that qualifies for distribution of up to 150,000,000 of common shares, subscription receipts, warrants, or units (the "Securities") in either Canada, the US or both. Under a Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be subject to change, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

Renewing our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Funds received as a result of using our Base Shelf would be used in line with our Board approved budget and multi-year plan. Our renewed Base Shelf will be effective until May 25, 2020.

Our Base Shelf allowed us to enter into our Common Stock Purchase Agreement in September 2018 and our ATM equity offering sales agreement in October 2018 (see Note 5 of our interim consolidated financial statements). We will use these equity arrangements to assist us in achieving our capital objective. Each arrangement provides us with the opportunity to raise capital at our sole discretion providing us with the ability to better manage our cash resources.

We anticipate that the expected cash usage from our operations in 2019 will be between $19 - $20 million. We continue to manage our research and development plan with the objective of ensuring optimal use of our existing resources. Additional activities continue to be subject to adequate resources and we believe we will have sufficient cash resources to fund our presently planned operations to the end of 2019. Factors that will affect our anticipated cash usage in 2019, and for which additional funding might be required include, but are not limited to, expansion of our clinical trial program, the timing of patient enrollment in our approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of R&D activity with our clinical trial research collaborations, the number, timing and costs of manufacturing runs required to conclude the validation process and supply product to our clinical trial program, and the level of collaborative activity undertaken.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2019.

Financial Instruments and Other Instruments
Our financial instruments consist of cash and cash equivalents, other receivables and accounts payable. As at June 30, 2019, there are no significant differences between the carrying values of these amounts and their estimated market values. These financial instruments expose us to the following risks:
Credit risk
Credit risk is the risk of financial loss if a counter-party to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk on our cash and cash equivalents in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents.
We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.
Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk through our cash and cash equivalents. We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.
Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.
Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. In the normal course of our operations, we are exposed to currency risk from the purchase of goods and services primarily in the U.S., the U.K. and the European Union. In addition, we are exposed to currency risk to the extent cash is held in foreign currencies from either the purchase of foreign currencies or when we receive foreign currency proceeds from operating and financing activities. As well, we are exposed to currency risk related to our regional licensing agreement. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have decreased our net loss in 2019 by approximately $45,891. The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net loss in 2019 by approximately $1,787. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have increased our net loss in 2019 by approximately $26,666.
We mitigate our foreign exchange risk by maintaining sufficient foreign currencies, through the purchase of foreign currencies or receiving foreign currencies from financing activities, to settle our foreign accounts payable.

Balances in foreign currencies at June 30, 2019 are as follows:

	US dollars $	British pounds £	Euro €
Cash and cash equivalents	8,804,404	33,724	32,392
Accounts payable	(1,172,556)	(15,848)	(290,556)
	7,631,848	17,876	(258,164)
Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure as outlined in Note 10 of our interim consolidated financial statements. Accounts payable are all due within the current operating period.

Other MD&A Requirements

We have 20,390,316 common shares outstanding at August 2, 2019. If all of our options, restricted share units and performance share units (1,580,611) and common share purchase warrants (1,730,894) were exercised or were to vest, we would have 23,701,821 common shares outstanding.

Our 2018 annual report on Form 20-F is available on www.sedar.com.

Disclosure Controls and Procedures

There were no changes in our internal controls over financial reporting during the quarter ended June 30, 2019 that materially affected or are reasonably likely to materially affect, our internal controls over financial reporting.